RECEIVED

2008 DEC -9 A 5:-5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
U.S.A.

08006201

Our reference BB/jcd

Date December 3, 2008

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode November 2008 and the Pricing Supplements of November 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
DEC 12 2008
THOMSON REUTERS

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Offshore wind energy report: Out to Sea Again

5-11-2008 | Other news

Offshore wind is still an expensive way to generate electricity because of wind characteristics, water depth, and distance to shore. "Until now, technical and logistical challenges have been the main barriers for offshore wind development," says the Rabobank report: Out to Sea Again concerning offshore wind energy development towards 2020.

Wind characteristics
Offshore wind conditions in Europe vary greatly and the sites with the strongest winds may not necessarily be the best sites for offshore wind development. "In fact, lower wind-strength zones in more sheltered areas are more suitable for commercial offshore wind development," says report author Maartje van den Berg, analyst at Rabobank Clean Tech Research.

Water depth
Installing turbines in deeper water is also more expensive, technologically more complex, and more risky. Currently, all installed and under construction offshore wind farms are situated in water depths of less than 30 meters, but most are much shallower. "For the time being, Rabobank believes that commercial developments will be concentrated in relatively shallow areas mainly in the Irish Sea, North Sea, and Baltic Sea," says Van den Berg.

Distance to shore and harbour
"Proposed offshore wind farm sites closer to shore and harbours will be preferred because of the length of the necessary grid access cable, plus the time and cost involved in installation," says the renewable energy analyst. "A staggering number of boat movement is needed for installation of an offshore wind farm. Controlling the logistics is crucial for the success of these projects."

Technology and experience
With the offshore wind segment still being relatively young and growing fast, its value chain remains under pressure. Suitable offshore wind turbines and installation ships are in high demand. "Using technology and experience from the offshore oil, gas and dredging sectors, specific solutions will increasingly be found for offshore wind turbine installation, operation and maintenance at sea," says Van den Berg.

Development from 2008 to 2015
In the short term, the project timelines and market intelligence for all announced offshore wind farms clearly show the pace of installation will increase in the near future, states the report. "From the start of 2011 until the end of 2015, Rabobank expects the European market for offshore wind as a renewable energy source to really take off," says Van den Berg.

Rabobank is actively involved in the European offshore wind segment, and was the first bank to commit to a full non-recourse project financing for an offshore wind farm project.

Related Information

Clean Tech

Proof of performance: Prinses Amalia Windpark formerly known as Q7 Wind Park

Rabobank

Rabobank in business

Rabobank report: New era awaits global dairy market

5-11-2008 | Other news

Short-term challenges including a recent moderation in dairy commodity prices await the global dairy industry but the medium to long-term outlook remains robust, reveals a new Rabobank report.

To maximise their full participation in this new era, global dairy players should be willing to shift policy and strategy, the report said urging supply chain players, including farmers, dairy processors, traders and end users, to reconsider their current strategies

Bearish mood
Report co-author Tim Hunt said the market was expected to enter the closing months of 2008 in a bearish mood taking a cue on the skyrocketing prices in 2007.

"Fundamentals on all sides have appeared to be weakening, with retail dairy inflation still building, United States milk supply growth only slowing modestly, financial market turmoil and a damaging milk contamination scandal in the Chinese market," said report co-author Tim Hunt.

Global dairy producers should expect significantly higher production costs over the next few years, the report warns. Demand on the other hand, is also falling due to high retail prices, forcing ingredient users to switch to cheaper substitutes.

But prices could recover as demand for dairy products increase worldwide.

Expected turnaround
Although the global dairy demand is likely to remain below trend level through the first half of 2009 in the face of anticipated weak economic conditions, a turnaround could be on the cards.

Expected to take place sometime next year, the turnaround will be influenced by a number of factors including an ultimate improvement in the global economy, increased consumer demand due to more competitive pricing and the continuance of demographic and cultural trends favourable to dairy consumption.

"In the medium term, we feel demand growth will be strong enough for the market to turn to higher cost producers at some point to be able to keep up with consumption," Hunt said. "Encouraging additional supply from these producers will require a return to higher price levels."

Media release

Rabobank report: New era awaits global diary market

Rabobank

Rabobank in business

Global Focus: Australian horticulture

11-11-2008 | Other news

Non-price attributes such as quality, food safety, the environment and social responsibility should be the global and domestic positioning strategy for Australian produce suppliers, says the Rabobank Global Focus report Australian Horticulture – fresh fruit and vegetables.

Global and domestic markets offer emerging opportunities for fresh fruit and vegetables suppliers. As preferences shift towards the need for freshness, quality and convenience, consumers are demonstrating their willingness to pay a premium for these attributes.

"Australian horticulture cannot build its competitive advantage on cost leadership due to increased competition from low-cost producers who don't face production challenges that local producers do, such as water scarcity and labour shortages," says Rabobank analyst Vera Zelenay.

Competitiveness in global horticulture trade
Increased competition from imports during the past five years has meant that Australian suppliers have been progressively losing market share. Together with other challenges fruit and vegetables producers face, this may drive major restructuring within the horticulture industry.

"This could potentially give rise to a certain degree of specialisation in the industry's most competitive products," the report says.

Outlook
Australian horticulture must position itself as a supplier of high-quality produce that attracts premium prices to be competitive both domestically and abroad. Increasing populations and incomes, especially in developing economies, and a growing demand for year-round supply of fresh produce to developed northern hemisphere markets, should sustain growth in world horticultural trade until 2020.

Analyst Zelenay says, "Asia is currently experiencing rapid population and income growth, making it a very attractive export market for Australian fresh produce."

"Understanding these trends and supplying accordingly is an imperative for Australian fruit and vegetables suppliers who aim to succeed in such a competitive environment," the report concluded.

Download

Industry Report: Premium Produce Vital for Australian Horticulture

Rabobank

Rabobank in business

New branch office in Jakarta, Indonesia

12-11-2008 | Other news

Rabobank Indonesia announced Tuesday the launch of its new flagship Jakarta branch office serving both corporate and retail clients. With this new opening, Rabobank Indonesia now has 95 offices throughout the country following Rabobank's legal merger with Hagabank and Bank Hagakita in July 2008.

"The opening of this new branch office is part of the Rabobank's strategy to strengthen our presence in Indonesia as Rabobank continues to expand its business with local and international networks and resources that will benefit and accommodate customers' banking needs," said Robert Jan van Zadelhoff, Head of Asia, Rabobank International.

"Rabobank is committed to continuously supporting the growth of its clients by using Rabobank's international network and former Hagabank's and Bank Hagakita's existing networks in Indonesia," said Zadelhoff.

Expansion plan
Indonesia is one of the largest agriculture producers of cocoa, palm oil, rice, spices, rubber, tea and coffee. The opening of the branch is part of Rabobank Indonesia's aggressive plan for expansion into the small medium enterprise (SME) and retail business sector.

"Having the strength in all key SME, and Food & Agri wholesale sectors, Rabobank is looking at above market average growth, which means an annual growth rate of 20-30 percent", said Rabobank Indonesia Vice President Danny Hartono.

Read the full media release

Media Release Rabobank Indonesia opens new flagship branch office

Rabobank

Rabobank in business

Rabobank founding partner of cycling's Tour of California 2009

13-11-2008 | Other news

Rabobank will be a Founding Partner and the Official Bank of the professional cycling road race Amgen Tour of California 2009 and extending through the 2011 event.

The Amgen Tour of California is the largest cycling event in North America and challenges the world's top professional riders with a course of more than 800 miles. The Rabobank Pro Cycling Team, one of the world's top cycling teams and mainstay in the Tour de France, has been invited and is expected to compete in the event.

"In just three years, AEG Sports has built the race into a highly professional and well-organised event that attracts millions of spectators and cycling fans in California and, increasingly, around the world," said Ronald Blok, Chief Executive Officer of Rabobank, N.A.

"Rabobank has a long association with cycling and a century-old heritage of community banking, so our sponsorship of the Amgen Tour of California is an ideal synergy between our commitment to cycling and the growth of our bank in California," said Blok.

AEG Sports President Andrew Messick said, "Rabobank's commitment to the sport of cycling through their sponsorship of this race and of their professional cycling team is important to the growth of the Amgen Tour of California and to cyclists everywhere."

Related Information

Amgen Tour of California

Rabobank Cycling Team

Cycling

Press Release Founding Partner Tour of California

Rabobank

Rabobank in business

Will chocolate be comforting this holiday season?

14-11-2008 | Other news

Chocolate is seen as a comfort food. During troubled times, consumers often turn to chocolate for comfort, but may have to carefully consider what they are buying this year, says Rabobank Confectionary Analyst Maria Castroviejo.

According to a recent UK survey, the best performing chocolate category in the first half of 2008 was chocolate tablets and the worse hit were boxed chocolates, confirming a trading down within the segment. "When chocolate is purchased for self-consumption, consumers look for cheaper options and not for status. Chocolate tablets offer better value for money and may benefit from the trend to trade down as consumers look for less expensive chocolate alternatives," Castroviejo said.

Seasonal chocolate trade down
As the holiday season approaches, boxed and seasonal chocolates are the most susceptible to wavering consumer spending decisions. For the European Processed Food and Retail industry, spending on confectionery goods is seen as discretionary and hard to predict, especially in penny pinching times. Quarterly sales may suffer from consumers trading down to cheaper chocolates or buying less, concluded Castroviejo in a Rabobank presentation Financial Turbulence Impacts European Processed Food and Retail.

Chocolates are also a typical Christmas treat. For some consumers, a box of chocolates is an infrequent, odd, occasional purchase. Predicting what the European consumer will do for chocolates this 2008 holiday season is like a box of chocolates, you never know what you are going to get. "Those who bought a posh box of Neuhaus last year, may trade down to Merci boxed chocolates. Those who bought Merci in the past, may trade down to a box of supermarket chocolates," said Castroviejo.

So, this holiday season, will consumers go for rich, premium boxed chocolates or cheaper supermarket tablets? "People want to feel good in these tough times. They want to treat themselves and treat their families," said the chocolate analyst, "In most cases, when buying for self-consumption we are expecting consumers to trade down this year. They may buy smaller boxes or a cheaper brand," said Castroviejo.

Less chocolate for your money
Chocolate has also been affected by European food inflation. Consumers may not spend less on chocolates this holiday season, but they will actually get less. "With double-digit food inflation in some countries, if customers spend the same amount of money as last year on chocolate, they will get 10% less chocolate for their euros."

A sales growth of 5% may seem like an achievement, and would have been in the old scenario of low food inflation. But now, it is just indicating that the market is shrinking in real terms. "For the chocoholic, the only way to stick to the budget and maintain volumes is to trade down. For the gourmet, to buy less. The final outcome for the industry will be somewhere in the middle: lower volumes or cheaper chocolates. In both cases, the result for the producers may be lower profits," said Castroviejo.

Indulging at home

On the positive side, the sector could benefit from a decline in going-out expenditure in Europe and consumers indulging at home. More families are cooking at home to save money and staying in rather than going to a show or movie. "To compensate for skipping take-aways and restauranting, consumers may still splurge on premium boxed chocolates," predicted the analyst.

Rabobank

Rabobank in business

Rothschild and Rabobank establish global food and agri co-operation

19-11-2008 | Press Release

Rabobank and Rothschild have entered into a co-operation agreement in the field of M&A and Equity Capital Markets advisory in the food and agriculture sectors on a global basis. Rothschild and Rabobank both have strong global food and agri advisory franchises in mergers and acquisitions. In addition, Rabobank is the premier global financial institution providing financing and other services to food and agri business clients around the world. Under the agreement both firms will pool their respective industry knowledge, resources and relationships while expanding their respective geographic reach and client base through an enhanced breadth of services. This agreement represents a step in advancing the successful food and drink franchise of the two companies, bringing together highly complementary skills in a fast growing sector of the global economy.

"This co-operation is an important step for the Rabobank Group and we are very pleased to have reached this agreement with such an established group as Rothschild. We are impressed by the franchise that Rothschild has developed in this sector and believe that by combining our resources, we can provide a better and more integrated platform to our clients. This co-operation will be instrumental in further developing our food and agri advisory franchise globally" says Sipko Schat Executive Board member of Rabobank and Vice Chairman of the Managing Board of Rabobank International.

The co-operation will be led on a day to day basis by Maarten ter Haar and Emmanuel Durand, respectively heads of Food & Agri M&A for Europe and for the Americas at Rabobank, and by Akeel Sachak, Global Head of Consumer at Rothschild.

In order to cement the relationship between the two firms, Rabobank will acquire, subject to the necessary approvals, a 7.5% stake in Rothschilds Continuation Holdings (RCH) and Sipko Schat will join the RCH Board.

"We are pleased to have entered this co-operation agreement and believe that over time it will develop into a strategic alliance in these vitally important sectors. We are also delighted to welcome Rabobank as a shareholder in RCH and Sipko Schat onto the Board." says David de Rothschild, Chairman of Rothschild.

Rabobank

Rabobank in business

The inflation hawk

19-11-2008 | Other news

Not very long ago inflation was deemed to be one of the greatest threats facing the world economy. Deflation has now, however, assumed the dubious honour of being considered the number one threat.

Confidence in the financial system is currently evaporating and a global recession is looming as a result. And if recession is accompanied by a shortage of credit, it will indeed be impossible to rule out the possibility of a self-reinforcing process of falling prices.

Deflation monster
Deflation is a dangerous and many-headed monster. Like inflation, it leads to an arbitrary redistribution of income and capital. But in contrast to inflation, deflation places people with nominally fixed capital at an advantage rather than at a disadvantage. What's more, deflation can turn nominal debts into heavy millstones. Because nominal debts such as mortgage loans are generally high nowadays, deflation clearly poses a greater danger than inflation in the short term.

Inflation hawk
However, this does not mean that the danger of inflation has been eliminated. Recently, the Chief Economist of ABN AMRO, justifiably described me as an inflation hawk. I am indeed one of a group of people who continues to be concerned about the threat of inflation. But, this does not mean that I underestimate the danger of deflation in the short term. Even though structural inflationary processes are still at play, they are currently being pushed into the background as a result of current falling demand.

Consequently, monetary policy has been eased considerably worldwide and more interest rate cuts are in the pipeline. This is one of the lessons that has been learned from the Great Depression of the 1930s. It is, however, important to realise that structural inflationary processes remain firmly in place. Simply consider the forecasted shortage of crude oil. And, can all the data pointing to an impending ageing population and labour shortages simply be thrown out the window? I don't think so.

If one lesson can be drawn from the numerous smaller and larger crises that the global economy has undergone in recent decades, it is that the threat of inflation is consistently underestimated during periods of decline. In virtually all cases, it must be concluded afterwards that the monetary policy was eased excessively in response to a crisis. Hence, while we search for solutions for an existing crisis, the basis for the next crisis have already been laid.

Past bubbles
There are numerous examples. The overly expansive monetary policy of the 1970s and the ensuing high level of inflation led monetary policy to be tightened significantly in the early 1980s. This was, in turn, followed by a global recession. In the wake of the 1987 stock exchange crash, an excessively eased monetary policy laid the groundwork for recession in the early 1990s. The prolonged period of economic depression and years of deflation in the 1990s in Japan can also be traced directly back to the overly expansive policy in the second half of the 1980s.

And let's not forget about the present crisis. After all, the environment in which the run-up to the subprime crisis was able

to take place was largely shaped by overly low interest rates in the United States. The underlying reason for these low rates was, incidentally, an initially highly justified fear of deflation after the internet bubble had burst.

Especially in times of crisis, monetary policy makers have a tremendously difficult tasks to fulfil. On the one hand, the slowdown must not be reinforced by an overly slow pace of monetary expansion. But on the other hand, there is the danger that, in combating the current crisis, the seeds for the next crisis are already being sown. The danger of underestimating the threat of inflation is the greatest if we lose sight of the symptoms. This is why it is good to have inflation hawks around. Even now.

Dr. Wim Boonstra, Chief Economist Rabobank Group

Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

Related information

Figments of Imagination

Rabobank

Rabobank in business

Piet Moerland elected President of European Assoc. of Co-operative Banks

21-11-2008 | Other news

At the meeting of its Executive Committee today in Brussels, the European Association of Co-operative Banks (EACB) elected its new President, Mr Piet Moerland, Member of the Board of Rabobank.

The top executives of co-operative banks in Europe discussed: the Capital Requirement Directive (Basel 2), accounting issues and the financial turmoil with the participation of Basel Committee, Committee of European Banking Supervisors (CEBS), European Parliament and Commission representatives.

The EACB members consider the co-operative bank business model resilient at the local and regional level. Co-operative banks as partners of the SME's will continue to support them and the households despite the financial crisis.

"Our strong commitment to finance the local and regional economy is more than ever a market reality. In good times and bad, co-operative banks are the partners of our members and clients," said Mr Piet Moerland. In addition, the EACB calls for more consultation of the banking industry and cooperative banks from the EU Commission.

The EACB has also nominated Mr Gerhard Hofmann board member of the German Cooperative Banks Association as the Vice Chairman to Mr JM Sander. Sander is President of the National Association of Credit Agricole and was elected EACB Vice Chairman for a two-year term in 2007.

Rabobank

Rabobank in business

Rabobank supports financial services development in Malawi

28-11-2008 | Other news

Rabo Development will be providing a two-year technical assistance programme to First Merchant Bank in Malawi. Funded by the International Finance Corporation, the project aims to help raise the standard of financial services provided to micro, small and medium enterprises in sub-Saharan Africa.

Established in 1995, First Merchant Bank (FMB) is the leading bank in Malawi with 470 employees, and a network of 8 branches and 5 agencies across the country. Primarily a commercial bank, FMB offers a full range of traditional banking services as well as corporate finance, asset management and leasing through a dedicated Capital Markets Division.

To support FMB in increasing and strengthening its Micro and SME portfolio, Rabobank will provide them with a two-year technical assistance programme. The programme is endorsed by the International Finance Corporation and is part of the Africa MSME programme, which aim is to raise the standard of financial services provided to Micro and SME segment in sub-Saharan Africa.

The Technical Assistance programme consists of advisory services for,among others, product development related to agricultural supply chain, risk management and corporate governance. The programme will be carried out by one resident advisor and several short term experts.

"FMB is one of few banks on the African continent that understands the potential of agri-finance, but also knows it lacks the expertise to enter this market in a sustainable way," said Rabo Development Senior Project Manager Frank Nagel. "Malawi's agricultural sector is performing relatively well these days, thanks to recent Government policies and favourable weather conditions. Now is an excellent timing to capacitate local banks to enter these markets in a professional way."

FMB also has a 51% shareholding in Capital Bank Limited, a Botswana registered company which has been granted a commercial banking license by a Bank of Botswana. Capital Bank Limited is expected to commence banking operations in May 2008.

Related information

Africa MSME Programme

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1830A
TRANCHE NO: 3
EUR 50,000,000 4.75 per cent.
Fixed Rate Notes 2008
due 15 January 2018

(to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes due 15 January 2018 (the **Tranche 1 Notes**) and EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 (the **Tranche 2 Notes**)

Issue Price: 99.67 per cent.

(plus 322 days' accrued interest from and including 15 January 2008 to but excluding 2 December 2008)

Rabobank International

The date of these Final Terms is 28 November 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1830A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 2018 issued on 15 January 2008 and EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 2018 issued on 25 November 2008)
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,575,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		99.67 per cent. (plus 322 days' accrued interest from (and including) 15 January 2008 to (but excluding) 2 December 2008).
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable

7	(i)	Issue Date:	2 December 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 January 2008
8		Maturity Date:	15 January 2018
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.75 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year commencing on 15 January 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	EUR 47.50 per EUR 1000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note**		Not Applicable

	Provisions	
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	***Early Redemption Amount***	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court One Queenhithe London EC4V 3RL United Kingdom *If the sole Dealer in respect of Notes issued by* Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the *Euro 110,000,000,000 Global Medium Term Note* Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,625.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland and the *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 51,924,480.87
(iii)	Estimated total expenses:	EUR 2,625.00

6 **Yield** *(Fixed Rate Notes Only)*

Indication of yield: 4.794 per cent. per annum

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*)

Not Applicable

9 **Performance of rates of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	Temporary ISIN: XS0400779525 ISIN: XS0339454851
(iii)	Common Code:	Temporary Common Code: 040077952 Common Code: 033945485
(iv)	Fondscode:	618776
(v)	German WKN-code:	A0T30J

(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1830A
TRANCHE NO: 2
EUR 275,000,000 4.75 per cent.
Fixed Rate Notes 2008
due 15 January 2018

(to be consolidated and form a single series with the Issuer's
EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes due 15 January 2018 (the **Tranche 1 Notes**))

Issue Price: 97.165 per cent. (Tranche 2A)

Issue Price: 97.75 per cent. (Tranche 2B)

Issue Price 98.38 per cent. (Tranche 2C)

(plus 315 days' accrued interest from and including 15 January 2008
to but excluding 25 November 2008)

Rabobank International

The date of these Final Terms is 21 November 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1830A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 2018 issued on 15 January 2008)
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,525,000,000
	(ii)	Tranche:	2A: EUR 175,000,000 2B: EUR 50,000,000 2C: EUR 50,000,000

5	Issue Price:	In respect of EUR 175,000,000 of the aggregate nominal amount (Tranche 2A) the issue price will be 97.165 per cent. of the Aggregate Nominal Amount; In respect of EUR 50,000,000 of the aggregate nominal amount (Tranche 2B) the issue price will be 97.75 per cent. of the Aggregate Nominal Amount; and *In respect of* EUR 50,000,000 *of the aggregate nominal* amount (Tranche 2C) the issue price will be 98.38 per cent. of the Aggregate Nominal Amount (plus 315 days' accrued interest from (and including) 15 January 2008 to (but excluding) 25 November 2008).
6	(i) Specified Denominations:	EUR 1,000
	(ii) Calculation Amount:	Not Applicable
7	(i) Issue Date:	25 November 2008
	(ii) Interest Commencement Date *(if different from the Issue* Date):	15 January 2008
8	Maturity Date:	15 January 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 January in each year commencing on 15 January 2009 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	EUR 47.50 per EUR 1000 in nominal amount

35	Other terms or special *conditions*:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names *and addresses of* Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on *behalf of Rabobank Nederland.*
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

5	Issue Price:		In respect of EUR 175,000,000 of the aggregate nominal amount (Tranche 2A) the issue price will be 97.165 per cent. of the Aggregate Nominal Amount; In respect of EUR 50,000,000 of the aggregate nominal amount (Tranche 2B) the issue price will be 97.75 per cent. of the Aggregate Nominal Amount; and *In respect of EUR 50,000,000 of the aggregate nominal* amount (Tranche 2C) the issue price will be 98.38 per cent. of the Aggregate Nominal Amount (plus 315 days' accrued interest from (and including) 15 January 2008 to (but excluding) 25 November 2008).
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	25 November 2008
	(ii)	Interest Commencement Date *(if different from the Issue Date)*:	15 January 2008
8	Maturity Date:		15 January 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year commencing on 15 January 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	EUR 47.50 per EUR 1000 in nominal amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if *required or if different* from that set out in the	As set out in Conditions

	Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	*Details relating to Partly Paid* Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	*Redenomination,* renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By: S.J. Braas

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,188

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland and the *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	Tranche 2A: EUR 177,192,950.82 Tranche 2B: EUR 50,919,057.38 Tranche 2C: EUR 51,234,057.38
(iii)	Estimated total expenses:	EUR 3,188

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	Tranche 2A: 5.145 per cent. per annum Tranche 2B: 5.062 per cent. per annum Tranche 2C: 4.973 per cent. per annum

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	Temporary ISIN: XS0400779525 ISIN: XS0339454851

(iii)	Common Code:	Temporary Common Code: 040077952 Common Code: 033945485
(iv)	Fondscode:	618776
(v)	German WKN-code:	A0T30J
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END